SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED
2006 JUL -5 P 2:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

3 July 2006

BY COURIER

06014895

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 30 June 2006 as published in the South China Morning Post in Hong Kong on 3 July 2006 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
JUL 05 2006
THOMSON FINANCIAL

Irene Ko
Company Secretary

Encl

c.c. J P Morgan
- Mr Bric Luk

dlw 7/5

E\tn\sa\Apptdir\KM Wong\ltr.doc3

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

ANNOUNCEMENT

CHANGE OF INDEPENDENT NON-EXECUTIVE DIRECTOR, MEMBER OF THE AUDIT COMMITTEE AND MEMBER OF THE REMUNERATION COMMITTEE

The board of directors (the "Board") of Shangri-La Asia Limited (the "Company") announces that following the disposal by Cress Limited, an indirect wholly owned subsidiary of Temasek Holdings (Private) Limited, of its entire interest in the Company, Mr Tow Heng Tan has tendered his resignation as an Independent Non-executive Director of the Company with effect from 1 July 2006. He will cease to be a member of the Audit Committee of the Board and a member of the Remuneration Committee of the Board with effect from 1 July 2006.

Mr Tow has confirmed to the Board that he has no disagreement with the Board and that he is not aware of any matter in relation to his resignation that needs to be brought to the attention of the shareholders of the Company.

The Board would like to thank Mr Tow for his valuable contributions to the Company during the tenure of his office as Director of the Company.

The Board also announces the appointment of Mr Wong Kai Man as an Independent Non-executive Director of the Company, a member of the Audit Committee of the Board and a member of the Remuneration Committee of the Board with effect from 1 July 2006.

Mr Wong, aged 56, is an accountant with 32 years of audit, Initial Public Offer and computer audit experience. He was a member of the Growth Enterprise Market Listing Committee of The Stock Exchange of Hong Kong Limited from 1999 to 2003. He retired as an audit partner from PricewaterhouseCoopers, Hong Kong on 30 June 2005 and is currently the Chief Executive Officer of Li & Fung (1906) Foundation Limited, a charity and a senior advisor to Tricor Services Limited, a provider of business services. In addition, he serves in a number of government committees and the board of certain non-government organizations. He has not held any directorship in listed public companies in the last three years.

He obtained his Bachelor of Science in Physics from the University of Hong Kong and Master of Business Administration from the Chinese University of Hong Kong, and is a fellow of the Association of Chartered Certified Accountants, United Kingdom and a fellow of the Hong Kong Institute of Certified Public Accountants.

In accordance with the Bye-Laws of the Company, Mr Wong will retire at the next following general meeting of the Company and will be eligible for re-election at the meeting.

Mr Wong does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance nor does he have any relationships with any Directors, senior management or substantial or controlling shareholders of the Company.

As an Independent Non-executive Director of the Company, a member of the Audit Committee of the Board and a member of the Remuneration Committee of the Board, Mr Wong will be entitled to the following emoluments which were approved by the shareholders of the Company at the Annual General Meeting held on 24 May 2006:

Director's Fee	:	HK$150,000 per annum, subject to such terms (including as to pro-rating for the year ended 31 December 2006) as the Board (or a duly authorised committee thereof) may in its absolute discretion see fit.
Fee for serving as a member of the Audit Committee	:	Not exceeding HK$100,000 per annum, HK$50,000 of which shall be paid as a retainer and the balance not exceeding HK$50,000 shall be calculated by reference to his actual attendance at the Audit Committee meetings held during 2006 and subject to such other terms as the Board may in its absolute discretion see fit.
Fee for serving as a member of the Remuneration Committee	:	HK$50,000 per annum

Save as disclosed above, Mr Wong does not have any other matters that need to be brought to the attention of the shareholders of the Company nor does he have any other information that is required to be disclosed pursuant to any of the requirements under paragraphs (h) to (v) of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board would like to take this opportunity to welcome Mr Wong to the Board.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 30 June 2006

As at the date of this announcement, the Board of Directors of the Company comprises Mr Kuok Khoon Loong, Edward, Mr Ye Longfei, Mr Giovanni Angelini, Mr Lui Man Shing and Mr Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr Ho Kian Guan, Mr Lee Yong Sun, Mr Roberto V. Ongpin and Mr Ho Kian Hock (alternate to Mr Ho Kian Guan) as Non-executive Directors; and Mr Alexander Reid Hamilton, Mr Tow Heng Tan and Mr Timothy David Dattels as Independent Non-executive Directors.

* *for identification purpose only*